Exhibit 2(b)

AMENDMENT TO BYLAWS OF

FOOD TECHNOLOGY SERVICE, INC

This Amendment to the Bylaws of Food Technology Service, Inc. (the “Company”) was approved by the Board of Directors of the Company on August 28, 2012.

ARTICLE XV

Control Share Acquisition

Pursuant to the provisions of Section 607.0902(5) of the Control Share Act, the corporation hereby elects not to be governed by the requirements or other provisions regarding control-share acquisitions described in Section 607.0902 of the Act. Therefore, the terms and provisions of Section 607.0902 shall not apply with respect to any control-share acquisition of any equity securities of the corporation and the equity securities of the corporation shall have any and all other rights and privilege available under the Act.